UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number 1-32895

Obsidian Energy Ltd.

(Translation of registrant’s name into English)

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☐                     Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 29, 2021.

OBSIDIAN ENERGY LTD.

By:	/s/ Stephen E. Loukas
Name:	Stephen E. Loukas
Title:	Interim President and CEO

EXHIBIT INDEX

Exhibit	Description

99.1	Material Contract - Seventh Amending Agreement to the Obsidian Energy Ltd. Amended and Restated Credit Agreement, dated February 28, 2020

99.2	Material Contract - Eighth Amending Agreement to the Obsidian Energy Ltd. Amended and Restated Credit Agreement, dated March 4, 2020

99.3	Material Contract - Ninth Amending Agreement to the Obsidian Energy Ltd. Amended and Restated Credit Agreement, dated March 13, 2020

99.4	Material Contract - Tenth Amending Agreement to the Obsidian Energy Ltd. Amended and Restated Credit Agreement, dated March 27, 2020

99.5	Material Contract - Eleventh Amending Agreement to the Obsidian Energy Ltd. Amended and Restated Credit Agreement, dated June 22, 2020

99.6	Material Contract - Twelfth Amending Agreement to the Obsidian Energy Ltd. Amended and Restated Credit Agreement, dated September 23, 2020

99.7	Material Contract - Thirteenth Amending Agreement to the Obsidian Energy Ltd. Amended and Restated Credit Agreement, dated October 29, 2020